NEWS RELEASE	05-008 Date: April 21, 2005 Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357

Agrium Expands Capacity for Controlled Release Products: ESN® & Duration CR®	Christine Gillespie Investor Relations Manager Phone (403) 225-7437
Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it will immediately begin construction on the expansion of its patented-process controlled release nitrogen fertilizer product line. Agrium will invest approximately $40-million to expand its capability to convert traditional nitrogen fertilizer into controlled release products. The expansion will increase annual coating capacity for ESN® from 30,000 to 150,000 tonnes and Duration CR® from 10,000 to 40,000 tonnes with completion expected in January 2006.

“This project represents a critical step as we move towards our goal of world scale production and marketing of ESN®”, said Mike Wilson, Agrium’s President and CEO. “Demand for ESN® has been exceptional and has prompted us to accelerate our expansion plans. With ESN®, we are pioneering the introduction of a high-value branded fertilizer product into commodity agriculture markets, creating value for customers and shareholders alike.”

ESN®, or Smart Nitrogen, has a unique semi-permeable polymer coating that allows water to enter the urea granule and dissolve the nitrogen. The nitrogen release rate is controlled by soil temperature, which similarly determines plant growth and nutrient demand. Prior to ESN®, the use of controlled release products was restricted to golf courses and specialty crops. ESN®’s proven technology delivers a solid return for growers by improving nitrogen use efficiency, increasing yields, and reducing application costs. ESN® provides these benefits while also providing significant environmental benefits over traditional nitrogen products.

Research results demonstrate the ESN® resulted in increased corn yields averaging 12 to 15 bushels per acre over conventional UAN (liquid nitrogen fertilizer) application, delivering superior value to growers, and as a result, commands a premium price over traditional nitrogen fertilizers.

Duration CR® is a controlled release nitrogen fertilizer specifically for specialty applications such as turf, fruits and vegetables. This expansion will also allow us to meet the growing demand for this high value product.

For more information, including the results of field trials, visit our website: www.agrium.com.

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, the differential pricing of natural gas in various markets, the exchange rates for U.S., and Canadian currencies, future fertilizer inventory levels, future nitrogen consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.